82-34812

PETROBANK
ENERGY AND RESOURCES LTD.

07020179

December 21, 2006

SEC MAIL RECEIVED PROCESSING SECTION
JAN - 3 2007
WASH. D.C. 213

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

SUPPL

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
JAN 1 0 2007
THOMSON
FINANCIAL

dw 1/9

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK ENERGY AND RESOURCES LTD. CLOSES FINANCING

Calgary, Canada, December 20, 2006 – (TSX: PBG; OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank") is pleased to announce the closing of the bought deal financing previously announced on November 29, 2006. The bought deal financing consisted of 3,000,000 common shares (the "Common Shares") of Petrobank at a price of $17.75 per Common Share and 1,500,000 Common Shares issued on a flow-through basis (the "Flow-Through Shares") at a price of $23.00 per Flow-Through Share. Today's closing consisted of 3,000,000 common shares and 1,229,817 Flow-Through Shares. The remaining 270,183 Flow-Through Shares are scheduled to close on Friday December 22, 2006 upon receipt of required final documentation. The Offering results in gross proceeds of approximately $87,750,000 (the "Offering") and was conducted through a syndicate of investment dealers, led by Haywood Securities Inc. and including TD Securities Inc., and Fraser MacKenzie Ltd.

Petrobank will use the proceeds of the Offering initially for the repayment of debt. This financing also enables the Company to accelerate the development of the WHITESANDS project and expand our conventional exploration and development programs in Canada, primarily focused on our growing platform of opportunities in the Bakken and Torquay light oil plays in Southeast Saskatchewan.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.0 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The shares offered have not and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK ENERGY AND RESOURCES LTD. ANNOUNCES INCREASE IN BOUGHT DEAL FINANCING

Calgary, Canada, November 30, 2006 – (TSX: PBG; OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank") is pleased to announce that the bought deal financing previously announced on November 29, 2006 has been increased by 1,000,000 common shares to an aggregate of 3,000,000 common shares (the "Common Shares") of Petrobank at a price of $17.75 per Common Share and an aggregate of 1,500,000 Common Shares to be issued on a flow-through basis (the "Flow-Through Shares") at a price of $23.00 per Flow-Through Share resulting in gross proceeds of approximately $87,750,000 (the "Offering"). The Offering is being conducted through a syndicate of investment dealers, led by Haywood Securities Inc. and including TD Securities Inc., and Fraser MacKenzie Ltd.

The Offering is subject to certain conditions including standard regulatory approvals. The Common Shares and Flow-Through Shares will be offered in the provinces of Alberta, Ontario, Manitoba and British Columbia by way of a short form prospectus. Closing is anticipated to occur on or about December 20, 2006.

Petrobank will use the proceeds of the Offering initially for the repayment of debt. This financing also enables the Company to accelerate the development of the WHITESANDS project and expand our conventional exploration and development programs in Canada, primarily focused on our growing platform of opportunities in the Bakken and Torquay light oil plays in Southeast Saskatchewan.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.0 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates

existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The shares offered have not and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK ENERGY AND RESOURCES LTD. ANNOUNCES $70 MILLION BOUGHT DEAL FINANCING

Calgary, Canada, November 29, 2006 – (TSX: PBG; OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank") is pleased to announce that it has entered into an agreement with a syndicate of investment dealers, led by Haywood Securities Inc. and including TD Securities Inc., and Fraser MacKenzie Ltd. (the "Underwriters") pursuant to which the Underwriters have agreed to purchase for resale to the public, on a bought deal basis, an aggregate of 2,000,000 common shares (the "Common Shares") of Petrobank at a price of $17.75 per Common Share and an aggregate of 1,500,000 Common Shares to be issued on a flow-through basis (the "Flow-Through Shares") at a price of $23.00 per Flow-Through Share resulting in gross proceeds of approximately $70 million (the "Offering").

The Offering is subject to certain conditions including standard regulatory approvals. The Common Shares and Flow-Through Shares will be offered in the provinces of Alberta, Ontario, Manitoba and British Columbia by way of a short form prospectus. Closing is anticipated to occur on or about December 20, 2006.

Petrobank will use the proceeds of the Offering initially for the repayment of debt. This financing also enables the Company to accelerate the development of the WHITESANDS project and expand our conventional exploration and development programs in Canada, primarily focused on our growing platform of opportunities in the Bakken and Torquay light oil plays in Southeast Saskatchewan.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.0 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The shares offered have not and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG